202-508-8026
202-661-7421 (Fax)

WRITER’S EMAIL ADDRESS:

jesse.kanach@shearman.com

July 30, 2010

Via EDGAR Correspondence Filing

Ms. Kimberly Browning U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re: SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the “Fund” or the “Company”)
(File No. 811-21190)

Dear Ms. Browning:

This letter responds to comments from you and your colleague Richard Pfordte, as provided by telephone on July 23, 2010, to the Company’s POS 8C filing made on June 15, 2010 (the “Registration Statement”) and comments that your colleague Cindy Rose provided by telephone on July 22, 2010 to the Company’s Form N-CSR filing made on June 7, 2010 (the “Shareholder Report”). On behalf of the Company, we also hereby request that, pursuant to Section 8(c) of the Securities Act of 1933, the Registration Statement become effective today, July 30, 2010.

Below, I identify the comments provided and offer our responses. Our responses are organized in the order that the text relevant to the comments appears within the Registration Statement and the Shareholder Report.1 As discussed, subsequent to our receiving the order granting effectiveness of the Registration Statement, we will file the Registration Statement pursuant to Rule 497.

Registration Statement

1.
COMMENT: You commented that Footnote (3) of the table titled “Total Offering” at the front of the registration statement should include a time frame through which the $325,000 offering expense is estimated.

RESPONSE: In response to your comment, we have added disclosure that the figure relates to anticipated expenses through July 31, 2011.

1 Capitalized terms used herein but not defined have the meaning ascribed to them in the Registration Statement and the Shareholder Report, as applicable.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  MUNICH
NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Ms. Kimberly Browning

2.
COMMENT: In connection with the section of the Offering Synopsis titled “The Company,” you requested that we supplementally confirm the Company’s understanding that the SEC staff takes the position that a registered closed-end fund must seek an exemptive order from the SEC in order to offer multiple series of shares.

RESPONSE:  The Company confirms such understanding.

3.
COMMENT: You requested that, in either the section of the registration statement titled “Types of Investments and Related Risks” or its corresponding section of the Offering Synopsis, the disclosure note that Investment Funds are not subject to the 1940 Act’s limits on the use of leverage.

RESPONSE:  We note that, currently, in “Types of Investments and Related Risks,” the subsection titled “Leverage” states that the 1940 Act’s indebtedness limit “applies to the Company and not to the Investment Funds” and goes on to identify related risks.  In response to your comment, we have added, earlier in that “Leverage” subsection, the following sentence:  “As noted below, unlike the Company, the Investment Funds are not subject to limitations under the 1940 Act with respect to leverage.”

4.	COMMENT: You requested that, in the Offering Synopsis section titled “Board of Directors,” disclosure be added that the shareholders may terminate the Investment Advisory Agreement.

RESPONSE:  In response to your comment, we have provided that disclosure.

5.
COMMENT:  You requested that, in the section titled “Summary of Fees and Expenses,” Footnote (2) to the Shareholder Transaction Fees table be clarified such that the reference to “The ratio above” be changed to “‘Other Expenses’” and the reference to “subscription and redemption fees” indicate that those fees are incurred by the Company with respect to the Investment Funds.

RESPONSE:  In response to your comment, we have made those revisions.

6.
COMMENT:  With reference to Footnote (3) to the same Shareholder Transaction Fees table, you requested that the Company acknowledge the requirement that the Acquired Fund Fees and Expenses (“AFFE”) must be

Ms. Kimberly Browning

updated  under certain circumstances based on the Company’s reliance on Rule 415 under the Securities Act with respect to the offering.

RESPONSE:  The Company acknowledges the SEC’s position as noted in the adopting release that the SEC issued when it established the requirement that funds disclose AFFE, which position the SEC release summarized as follows:  “Any post-effective amendment to a registration statement filed to update the information in the prospectus for purposes of section 10(a)(3) of the Securities Act or to reflect fundamental changes in the information in the prospectus contained in the registration statement would also revise the information regarding the acquired funds’ fees and expenses.” The Company also acknowledges its obligations under the federal securities laws with respect to offering materials that may have material misstatements or omissions.

7.	COMMENT: You commented that Footnote (4) to the Shareholder Transaction Fees table should be deleted.

RESPONSE:  We have deleted Footnote (4).

8.
COMMENT:  You commented that, in the section titled “Management of the Company” and the subsection titled “Director Qualifications,” the parenthetical that immediately precedes the director-by-director discussion should be revised to more closely mirror the text in the Form N-2 item pertaining to that disclosure.

RESPONSE:   In response to your comment, we have made that revision.

Shareholder Report

1.
COMMENT: Ms. Rose commented that, in the Company’s future shareholder reports, the “Cost” column of the Schedule of Investments should no longer be compiled using the “cost recovery” method of accounting, which, in short, under certain circumstances may decrease the amounts in the Cost column as if the entirety of each partial redemption of the investment by the Company is considered a return of capital.  She explained that the SEC staff’s current position is that, for purposes of preparing its Schedule of Investment, an issuer should determine the extent to which each partial redemption is return of capital and the extent to which it is gain, and prepare the Schedule of Investments accordingly.

RESPONSE: The Company acknowledges the staff’s position. The Company is working with its accountants and auditors and plans to either (i) apply the suggested methodology in preparing the Company’s next shareholder report or (ii) in advance of preparing the Company’s next shareholder report, discuss with the SEC staff the appropriate method to use.

2.	COMMENT: Ms. Rose commented that, with respect to footnote ** to the Financial Highlights, the reference to placement fees being paid by the

Ms. Kimberly Browning

Company should, in the Company’s next shareholder report, be changed to placement agent fees paid by a member as the Company does not pay placement agent fees.

RESPONSE:  In response to the comment, the Company plans to make this edit in its next shareholder report.

           The Company acknowledges that should the U.S. Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, confirm that all of their comments to the Registration Statement and the Shareholder Report have been adequately addressed or declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement and the Shareholder Report.  In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Registration Statement and the Shareholder Report have been adequately addressed and declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the final Registration Statement and the next Shareholder Report.  The Company further acknowledges that it may not assert such comment process or declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses above adequately address all of your comments.  Should you have any questions, please do not hesitate to contact me at (202) 508-8026 or my colleague Nathan Greene at (212) 848-4668.

Very truly yours,

/s/ Jesse P. Kanach

Jesse P. Kanach

cc:	Richard Pfordte (SEC)
Cindy Rose (SEC)
Nathan J. Greene (S&S)